June 15, 2006
Via Edgar
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuance Communications, Inc. Registration Statement on Form S-3 (File No. 333-128397) - Application for Withdrawal
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nuance Communications, Inc. (the “Company”) hereby submits this application for withdrawal of its Registration Statement on Form S-3, together with all amendments thereto (File No. 333-128397) (the “Registration Statement”). The Registration Statement covers the resale of shares of common stock of the Company received by the selling stockholders listed in the Registration Statement in connection with the Company’s acquisition of MedRemote, Inc. (“MedRemote”). The Company filed the Registration Statement pursuant to an obligation arising under the merger agreement between the Company, MedRemote and certain other parties thereto. However, as the shares of common stock covered by the Registration Statement are now eligible for resale by the selling stockholders listed in the Registration Statement pursuant to Rule 144 promulgated under the Securities Act, the Company desires to withdraw the Registration Statement. The Company confirms that no securities of the Company have been sold pursuant to the Registration Statement.
     Should you have any questions regarding the Company’s application for withdrawal of the Registration Statement, please contact Garrison R. Smith at (781) 565-5277.

Very Truly Yours, NUANCE COMMUNICATIONS, INC.
By:	/s/ James R. Arnold, Jr.
	Name:	James R. Arnold, Jr.
	Title:	Executive Vice President and Chief Financial Officer